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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68990

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Regions Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1180 W Peachtree Street NW. Suite 1400

(No. and Street)

Atlanta	**GA**	**30309**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Glenn Holloway	**404-279-7404**	glenn.holloway@regions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

1901 6th Ave. N., Suite 1200	**Birmingham**	**AL**	**35203**
(Address)	(City)	(State)	(Zip Code)
10/20/03		**42**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Holloway_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regions Securities LLC_____, as of 1 2/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mary Fischer 3/2/2026

MARY FISCHER
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Jul 9, 2030

Signature: _____

Title: _____
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a5 or 17 CFR 240.18a7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

S T A T E M E N T OF F I N A N C I A L C O N D I T I O N

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)
As of and for the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)

Statement of Financial Condition

December 31, 2025

Contents



Ernst & Young LLP
1901 6th Ave N
Suite 1200
Birmingham, AL, 35203

Tel: +1 205 251 2000
Fax: +1 205 226 7448
ey.com

Report of Independent Registered Public Accounting Firm

To Regions Financial Corporation Management and the Board of Managers of Regions Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Regions Securities LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

March 2, 2026

Regions Securities LLC

Statement of Financial Condition

As of December 31, 2025

Assets

Cash and cash equivalents	$	197,782,835
Due from clearing broker		210,446,867
Receivable from broker-dealers		8,865,591
Derivative assets		702,527
Other assets		665,445
Total assets	$	418,463,265

Liabilities and Member's equity

Securities sold, but not yet purchased, at fair value	$	18,914,725
Accrued compensation payable to related party		6,746,000
Interest and unused debt fees payable to related party		147,583
Derivative liabilities		261,186
Other liabilities		478,611
Total liabilities		26,548,105

Member's equity:		
Additional paid in capital		59,900,000
Retained earnings		332,015,160
Total member's equity		391,915,160
Total liabilities and member's equity	$	418,463,265

The accompanying notes to the financial statements are an integral part of this statement.

Report of Independent Registered Public Accounting Firm


Regions Securities LLC

Notes to Statement of Financial Condition

December 31, 2025


1. Organization and Nature of Business

Regions Securities LLC (the Company) is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly owned subsidiary of Regions Financial Corporation (Regions or Parent). As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims or judgements on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Regions Securities LLC acts as an introducing broker-dealer offering capital raising and investment banking services primarily to institutional customers of Regions Bank. Regions Bank is a wholly owned subsidiary of Regions that provides deposit, credit and wealth management services. The Company operates in the same geographic areas as the parent, Regions Financial Corporation.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity.

The Company is registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) as well as the Securities Investor Protection Corporation (SIPC) on July 12, 2012. The Company is a Delaware company and is domiciled in the State of Georgia.

2. Basis of Presentation and Use of Estimates

The presented financial statements solely represent the legal entity of Regions Securities LLC. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States (GAAP), requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including relevant disclosures. Actual results could differ from those estimates.

3. Significant Accounting Policies

Cash and cash equivalents

Cash includes deposits held at Regions Bank. Cash equivalents consist of short-term, redeemable, money market funds held at the Company's clearing broker.

3. Significant Accounting Policies (continued)

Due from clearing broker

Due from clearing broker is comprised of a $500 thousand deposit held at the Company's clearing broker in accordance with the contractual arrangement as well as excess cash held at the clearing broker.

Receivable from broker-dealers

Amounts receivable from broker-dealers consists of underwriting fees associated with debt and equity underwritings. Receivables are presented net of direct transaction-related expenses. No allowance has been established as management believes these amounts are fully collectible.

Derivative financial instruments

In accordance with applicable accounting guidance, all derivatives are recognized as either assets or liabilities at fair value on the statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Changes in the fair value of derivatives are recognized immediately in earnings in underwriting fees in the statement of income. The increase or decrease in derivatives is included in operating activities within the consolidated statement of cash flows. Refer to Note 5 (Derivative financial instruments) for further discussion of the Company's derivative instruments.

Other assets

Other assets consist of prepaid expenses and fixed assets. Prepaid expenses include third party applications, data and research platforms as well as an account held with FINRA for purposes of Central Registration Depository (CRD) account payments. This CRD account balance is used for expenses, such as exam and state registrations for associates, as well as registrations for the Company. All prepaid expense assets are decreased as these expenses are incurred. Fixed assets are recorded at cost at the time of acquisition and depreciated on a straight-line basis over the useful life of the asset.

3. Significant Accounting Policies (continued)

Securities sold, but not yet purchased, at fair value

Securities sold, but not yet purchased, are recorded on a trade-date basis and carried at fair value. Information pertaining to the Company's accounting policy for fair value measurements for these security portfolios is summarized in the note under the heading "Fair Value Measurements." Securities sold, but not yet purchased at December 31, 2025, consists of stocks and warrants totaling $18.9 million.

Accrued compensation payable to related party

Regions provides an annual discretionary bonus to its employees and allocates a portion of the expense to the Company. The accrual allocated to the Company and ultimately settled with Regions is based on a percentage of total Regions Securities LLC revenue, excluding net interest income and certain investment banking fees, as agreed with Regions.

Interest and unused debt fees payable to related party

Accruals are made for the purpose of recording interest due on subordinated borrowings and lines of credit with Regions. The accrual is based on the loan balance or commitment value, contracted rate and number of unpaid days.

Other liabilities

Other liabilities consist of payables due to third parties for regulatory fees, advertising production and professional services. Regulatory fees include estimates due to FINRA and SIPC for ongoing business expense. Advertising production includes invoiced but not yet paid charges for website updates, template and marketing materials for use in periodicals. Professional services represent invoiced but not yet paid charges for outside services in the form of audit and legal expenses. The accrued liabilities are recorded as incurred and can be reasonably estimated.

Member's Equity

Regions has, in prior years, provided capital infusions to supply the initial funding required for the new membership application process with FINRA and to ensure adequate capital as the Company began participating in debt and equity underwritings. No additional funding was provided in 2025. Regions is the sole member of the Company.

Income taxes

The Company is a disregarded entity and is not subject to income tax for federal or state purposes. As a disregarded entity, the Company is not required to allocate the consolidated amount of current and deferred income tax expense to its separate company financial statements. The Company has

3. Significant Accounting Policies (continued)

Income taxes (continued)

not recorded any income taxes in its Financial Statements for the year ended December 31, 2025 and there is no disclosure on income tax provision in the accompanying footnotes.

The Company's operating results are included in the federal, state and local income tax returns filed by Parent. The Company is no longer a member of the U.S. tax allocation sharing agreement with the Parent, which is the agreement between the Parent and its subsidiaries that provides for allocation of consolidated income tax liabilities and benefits between the Parent and its subsidiaries.

4. Fair value measurements

Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

4. Fair value measurements (continued)

Items measured at fair value on a recurring basis

Marketable debt securities, which primarily consist of assets held in money market funds, are valued based on quoted market prices of identical assets on active exchanges; these valuations are Level 1 measurements. Money market funds are included within cash and cash equivalents on statement of financial condition.

Securities sold short are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

Derivative – forward purchase contracts are classified as Level 2 when all significant assumptions used in the model-based valuation techniques are observable in the market.

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis:				
Money market funds	$190,886,061	$ --	$ --	$190,886,061
Derivative - forward purchase contracts	--	702,527	--	702,527
Total assets	$190,886,061	$702,527	$ --	$191,588,588

	Level 1	Level 2	Level 3	Total
Liabilities measured on a recurring basis:				
Securities sold, but not yet purchased, at fair value	$18,914,725	$ --	$ --	$18,914,725
Derivative - forward purchase contracts	--	261,186	--	261,186
Total liabilities	$18,914,725	$261,186	$ --	$19,175,911

5. Derivative financial instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of

5. Derivative financial instruments (continued)

positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

The Company has entered into when-issued security transaction in connection with "at-the-market" (ATM) equity offering programs. Under these ATM programs, the Company has a contractual commitment with clients to purchase new issue equity securities at a fixed settlement amount. The settlement date for these ATM programs are typically extended beyond the industry standard settlement date for similar equity instruments. As of December 31, 2025, the maturity or settlement date for these forward contracts was less than one year.

The following table presents the notional amount and derivative fair value of the Company's derivative instruments outstanding at December 31, 2025.

| | | Fair Value | |
	Notional Amount	Derivative Assets	Derivative Liabilities
Forward purchase contracts	$18,914,725	$702,527	$261,186

6. Related-party transactions

The Company holds a cash account with Regions Bank for operating expense purposes. As of December 31, 2025, the balance of this account was approximately $6.9 million.

As of December 31, 2025, the Company recorded payables to Regions for compensation, interest and various shared services. These are shown in their respective line items on the statement of financial condition.

As of December 31, 2025, the Company has access to an $175 million unfunded committed secured line of credit with Regions, with approved subordination treatment for net capital purposes. During the course of the year, the Company utilized $20 million of the line as traditional debt to facilitate a Forward ATM settlement as part of normal operations. Utilization was unrelated to net capital requirements and was subsequently repaid upon settlement of the Forward ATM contract.

7. Business segment information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of capital raising services. The Company has identified its President as the chief operating decision maker ("CODM") to manage the Company. The CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

8. Net capital requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 requires the Company to maintain minimum net capital, as defined. At December 31, 2025, the Company was in compliance with the net capital requirements of the Rule. As of December 31, 2025, the Company had net capital of approximately $299.1 million, which is approximately $298.6 million in excess of the required net capital of approximately $509 thousand. The Company had an aggregate indebtedness ratio of 0.0255:1, which is in compliance with the 15:1 ratio required for broker dealers.

9. Commitments and contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. While the Company cannot state with certainty what the eventual outcome of pending litigation or claims will be, management does not expect that resolution of any outstanding litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

Transactions relating to such underwriting commitments that were open as of December 31, 2025 and were subsequently settled had no material effect on the financial statements.

10. Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025 and through March 2, 2026 the date of the filing of this report. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the financial statements.